UNITED STATES ANTIMONY CORPORATION
47 Cox Gulch     PO Box 643
Thompson Falls, Mt. 59873
Phone: 406-827-3523 Fax: 406-827-3543
--------------------------------------------------------------------------------
July 25, 2007



VIA EDGAR AND FACSIMILE (202) 942-9648

Ms. April Sifford
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, D.C. 20549-7010

      Re: United States Antimony Corporation ("USAC")
      Form 10-K for the year ended December 31, 2006 filed on April 4, 2007


Dear Ms. Sifford:

We are responding to the comment of the Staff of the Securities and Exchange Commission, as set forth in your letter dated July 23, 2007. Subject to the Staff's review and comment, USAC offers the following response, and as appropriate, plans to reflect these in our amended Form 10-KSB for the year ended December 31, 2006. A draft of the proposed amendment to the 10KSB in response to your comment is attached.

SEC COMMENT NO. 1:  CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-3

1. WE NOTE THAT YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED JULY 9, 2007. PLEASE REVISE TO INCLUDE "OTHER OPERATING (INCOME) EXPENSES" WITHIN "INCOME FROM OPERATIONS - COMBINED".

USAC's response:
----------------

We have modified the terminology in the consolidated statements of operations for the years ended December 31, 2006 and 2005. "Income from operations - combined" has been changed to "Gross profit - combined". We have also added a new line for "Income from operations" below the "Other operating (income) expenses" category.

                            ************************

We hope that our response adequately addresses the Staff's comment and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

If you have questions on this letter or need further assistance, please do not hesitate to call John Lawrence at 1-406-827-3523.

Sincerely,


John C. Lawrence
President and Chief Executive Officer


Attachment

UNITED STATES ANTIMONY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
For the years ended December 31, 2006 and 2005

                                                               2006              2005
                                                           ------------      ------------
ANTIMONY DIVISION
  Revenues                                                 $  3,292,109      $  2,467,546
                                                           ------------      ------------
  Cost of sales:
    Production costs                                          2,311,191         1,784,263
    Depreciation                                                 24,205            43,673
    Freight and delivery                                        176,413           166,782
    General and administrative                                   39,342            45,828
    Direct sales expense                                         60,142            48,104
                                                           ------------      ------------
      Total cost of sales                                     2,611,293         2,088,650
                                                           ------------      ------------
        Gross profit - antimony                                 680,816           378,896
                                                           ------------      ------------

ZEOLITE DIVISION
  Revenues                                                    1,103,259         1,096,484
                                                           ------------      ------------
  Cost of sales:
    Production costs                                          1,082,740           863,058
    Depreciation                                                109,259            84,256
    Freight and delivery                                         47,823            79,929
    General and administrative                                  112,239           156,600
    Royalties                                                   140,598           135,069
    Direct sales expense                                         68,204            48,937
                                                           ------------      ------------
      Total cost of sales                                     1,560,863         1,367,849
                                                           ------------      ------------
        Gross profit (loss) - zeolite                          (457,604)         (271,365)
                                                           ------------      ------------

  Total revenues - combined                                   4,395,368         3,564,030
  Total cost of sales - combined                              4,172,156         3,456,499
                                                           ------------      ------------
        Gross profit - combined                                 223,212           107,531
                                                           ------------      ------------

Other operating (income) expense:
  Corporate general and administrative                          349,511           313,450
  Exploration expense                                           211,098           230,879
  Gain on sale of properties, plants and equipment             (234,244)          (70,000)
  Change in estimated reclamation and remediation costs         (35,000)             --
                                                           ------------      ------------
        Other operating (income) expense                        291,365           474,329
                                                           ------------      ------------

        Income (loss) from operations                           (68,153)         (366,798)
                                                           ------------      ------------

Other expenses:
  Interest expense, net                                         127,294           122,021
  Factoring expense                                              89,211            86,947
                                                           ------------      ------------
                                                                216,505           208,968
                                                           ------------      ------------

Net loss                                                   $   (284,658)     $   (575,766)
                                                           ============      ============

Net loss per share of common stock - basic and diluted     $     (0.008)     $     (0.018)
                                                           ============      ============

Basic and diluted weighted average shares outstanding        36,917,464        32,520,051
                                                           ============      ============